June 13, 2025

Chan Heng Fai
Chief Executive Officer
Alset Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

       Re: Alset Inc.
           Preliminary Information Statement on Schedule 14C
           Filed June 9, 2025
           File No. 001-39732
Dear Chan Heng Fai:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 2,
2025 letter.

Preliminary Information Statement on Schedule 14C
General

1. We note your revision in response to prior comment 1. Please provide the financial information required by Item 14 of Schedule 14A. Refer to Item 1 of
Schedule 14C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518
with any questions.



                                                           Sincerely,
 June 13, 2025
Page 2

                              Division of Corporation Finance
                              Office of Real Estate & Construction
cc:   Darrin M Ocasio, Esq.